Exhibit 99.1

June 9, 2020

Board of Directors
Castlight Health, Inc.
50 Spear Street, Suite 400
San Francisco, CA 94105

Ladies & Gentlemen,

Raging Capital Management, LLC is a significant shareholder of Castlight Health, Inc. (“Castlight” or the “Company”), currently owning over 9% of the outstanding shares. I am following up on the letter that I sent to you on April 21, 2020 expressing my serious concerns regarding the lack of cost consciousness and profitability at Castlight and imploring the board to take decisive action to address these concerns. Although I was pleased to see some of the incremental cost cuts that you subsequently announced in early May, I am surprised and disappointed that not one of the nine members of the board reached out to me, as I specifically requested, to discuss an action plan that could be immediately implemented by the Company.

With Castlight’s stock price hovering just above all-time lows, and at this critical time for the business, I would have thought that communicating with concerned shareholders would be more of a priority. Since no one bothered to respond to my April 21 letter, I am making it publicly available today (see below).

Separately, I found the results of the recent annual meeting of shareholders to be quite interesting. Notably, the two independent directors up for election this year both had more than 20% of the votes cast withheld from them – despite the endorsement of the board and ISS and no active proxy campaign against them. This is a curiously high number of withheld votes for an uncontested election and perhaps reflective of a shareholder base that shares my growing impatience with the board.

Similarly, in what is typically a routine vote, more than 23 million shares were voted against the appointment of Ernst & Young (“E&Y”) as Castlight’s auditor. Perhaps a few other shareholders have noticed that E&Y is gouging our small cap company with more than $2 million in annual fees! Based on my own deep experience serving as a public company director (including a recent situation where we reduced audit costs by roughly 60%), I would estimate that reasonable audit and tax fees for a domestic company of Castlight’s size and complexity would be closer to $500,000 per year.

Last but certainly not least, I would highlight that Castlight’s stockholders resoundingly voted down the non-binding advisory vote on the Company’s executive compensation. It is my expectation that the board will make good on its proxy statement disclosure that it will “value the opinions expressed by stockholders” in their vote on this proposal by re-evaluating Castlight’s executive compensation policies.

Indeed, the only measure that passed without significant opposition was approval of the reverse stock split. The irony here, of course, is that a reverse stock split would not be necessary if the board were doing its job, since the stock would not be on life support.

In conclusion, I would encourage the board to act with a greater sense of urgency to address my concerns or else risk facing a proxy campaign in the fall. As a starting point, my April 21 letter below outlines Castlight’s egregious cost structure and suggests a few ideas on how to streamline and rationalize the business in order to drive immediate profitability. Step #1 would be replacing E&Y.

I look forward to hearing from the board this time. I am available for a video conference at your immediate convenience.

Sincerely,

/s/ William C. Martin

William C. Martin
Raging Capital Management, LLC

bill@ragingcapital.com

917-549-8868

April 21, 2020

Board of Directors
Castlight Health, Inc.
50 Spear Street, Suite 400
San Francisco, CA 94105

Ladies & Gentlemen:

As a significant stockholder of Castlight Health, Inc. (“Castlight” or the “Company”), I am writing this letter to express my serious concerns about the lack of cost consciousness and profitability at Castlight. I urge the board to take immediate and actionable steps to significantly reduce costs, return to breakeven and drive meaningful profitability.

Castlight was founded in 2008 and has never turned a profit as a public company. Over that time, Castlight has accumulated a $455 million operating deficit. Ironically, at this point, Castlight’s NOLs may be worth more than the enterprise value of the Company. Like many West Coast tech-companies that have never been held accountable to turn a profit, Castlight’s cost structure is bloated and egregious.

Here are several current examples:

Expense	Castlight Facts	Raging Capital View
G&A

Castlight spent $28 million on G&A in 2019, an astounding amount of money for a domestic company of your size and focus. Your G&A cost per full time employee (“FTE”) is $60,000, 67% greater than a comparable group we analyzed (and we would argue that your FTE headcount is bloated, making this statistic appear less worse than reality).

Your total headcount and cost per head should be meaningfully reduced – with every supporting employee expense, including rent, benefits, telecom, T&E, etc., bid out and significantly reduced or eliminated. The board should also eliminate fringe expenses like external investor relations consultants/data and cut back on or eliminate other consultants and professional services.

Sales & Marketing

Castlight spent approximately $39 million on sales & marketing in 2019, even though it has articulated a simplified go-to-market strategy of primarily focusing on a limited number of Blue Cross/Blue Shield carriers, some large corporates, and a consultant channel strategy. Castlight also has a single customer generating a large percentage of revenues.

You should force-rank your go-to-market priorities and reduce this number by at least half.
R&D

Castlight’s core data and product mission is impressive, but the reality is the Company’s overall product vision needs to be pruned and prioritized. This will allow the Company to significantly reduce its R&D spending, which has steadily increased in recent years and now totals $60 million.

Prune and prioritize your product vision and reduce R&D by 30-40%.
Audit	Castlight spent approximately $2.1 million on audit expenses in 2019, despite being a relatively simply and primarily domestic-focused company.	This is a clear example that management and the board are out-to-lunch and oblivious on costs. The board should immediately bid out this work to a non-Big Three firm; our belief is you can save a minimum of $1.5 million per year without impacting the quality of the audit work.

COVID-19 Crisis	500+ public companies have proactively reduced salaries in response to the COVID crisis. Castlight has been silent.	Castlight should temporarily reduce senior executive compensation and benefits as well as board fees in response to the COVID-19 crisis.

In my experience as an entrepreneur and director of numerous companies over the years, profitability is infectious – it will boost employee morale, customer confidence and potentially create a virtuous cycle in the public markets. And it is long overdue at Castlight.

Finally, I would note that time is running out. Your balance sheet continues to dwindle in size – Castlight is literally two or three bad quarters away from being on the knife’s edge in an environment that is very high risk. It is time for the board to get out in front of these risks and take decisive action.

I would like to schedule a meeting to discuss with you in more detail an action plan that could be immediately implemented by the Company. I look forward to your prompt response.

Sincerely,

/s/ William C. Martin

William C. Martin
Raging Capital Management, LLC

bill@ragingcapital.com

917-549-8868